FORM 10-C

                   Report by Issuer of Securities Quoted on
                          The Nasdaq Stock Market
                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder.

                            COMSTOCK RESOURCES, INC.
               (Exact name of registrant as specified in charter)

                5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244
                    (Address of principal executive offices)

                                 (972) 701-2000
                          (Registrant's Telephone No.)

                     CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security                           Common Stock

2.  Number of shares outstanding before the change          17,679,869
                                                   ----------------------

3.  Number of shares outstanding after the change           23,191,630
                                                  -----------------------

4.  Effective date of change                         November 25, 1996
                             --------------------------------------------

5. Method of change - Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

    Issuance of shares in connection with a public offering and conversion of 793,677 shares of the Series 1995 Convertible Preferred Stock.

6.  Give brief description of transaction:

    On November 25, 1996, the Company sold 4,000,000 shares in an underwritten public offering. In addition, holders of 793,677 shares of the Series 1995 Convertible Preferred Stock converted their shares into 1,511,761 shares of common stock which was sold in the offering.

Date     December 5, 1996     /s/ROLAND O. BURNS
                              -------------------
                                 Roland O. Burns
                                 Senior Vice President,
                                 Chief Financial Officer,
                                 Secretary, and Treasurer
                                 (Principal Financial and Accounting Officer)